UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2017

New Media Trader, Inc.

(Exact name of issuer as specified in its charter)

Delaware	46-4500464
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

31563 Lindero Canyon Road, Unit 2

Westlake Village, California 91361

(Full mailing address of principal executive offices)

(310) 902-0961

Issuer’s telephone number, including area code

NEW MEDIA TRADER, INC.

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016 (unaudited)

 i

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This semi-annual report contains forward-looking statements, which include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “target,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts,” “more,” “goal,” or similar expressions. The statements are based on assumptions that we have made, based on our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we think are appropriate. We believe these judgments are reasonable. However, you should understand that these statements are not guarantees of performance or results. Our actual results could differ materially from those expressed in the forward-looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this offering statement. These risks and uncertainties are described in our Offering Circular Supplement, dated May 24, 2017 (File No. 024-10655) filed with the Securities and Exchange Commission (“SEC”) on May 24, 2017. Please also review our Special Financial Report on Form 1-K (File No. 24R-00091) filed with the SEC on July 17, 2017, which contains our audited financial statements for the year ended December 31, 2016. Risks, uncertainties, and other important factors relating to our financial condition include, among others, the risks, uncertainties, and factors under the caption, “Financial Condition,” as well as other risk factors.

We urge you to read our Offering Circular Supplement, including all of the risks, uncertainties and factors discussed under “Risk Factors,” completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this semi-annual report are qualified by these cautionary statements. The forward looking statements contained in this semi-annual speak only as of the date of this report. We undertake no obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise.

Results of Operations

The following table summarizes the results of our operations for the first six months of June 30,

	2016	2017
Revenues:	$66	$1,429
Operating Expenses:
Cost of Revenues	(2)	(3,192)
Technology and Development:	(143,899)	(112,658)
Depreciation Expense:	(742)	(1,715)
General and Administrative Costs:	(233,072)	(429,735)
Total Operating Expenses:	(377,715)	(545,585)
Loss from Operations:	(377,672)	(545,871)
Other Expenses
Interest Expense:	(21,023)	(37,454)
Net Loss/Gain:	$(398,672)	(583,325)

Fiscal Six Months Ended June 30, 2017 and 2016

Revenues

Revenue increased from $66 in the six months ended June 30, 2016 to $1,429 in the six months ended June 30, 2017.

Cost of Revenues

Cost of revenues for six months ended June 30, 2017 related to the transactional cost associated with the revenue earned during the same period.

Technology and Development Expenses

Technology and development expenses relate to the cost of consultants used to design, build, and test our platform. These expenses for the six months ended June 30, 2017 decreased to $112,658 from $143,899, or a 21% decrease from the same period in 2016. Along with continued maintenance of the platform, we continued the design and build out of features released in 2017.

General and Administrative Expenses

General and administrative expenses include employee compensation costs, rent expense, travel cost, and general expenses. These expenses, for six months ended June 30, 2017, increased to $429,735 from $233,072, or a 84% increase from the same period in 2016. The general and administrative cost increase is attributable to the continued growth of the Company.

Other Expense — Interest Expense

For the six month ended June 30, 2017, interest expense increased to $37,454 from $21,023 due to the issuance of convertible note payable issued in during the 2017 period.

Liquidity and Capital Resources

Going Concern

Our consolidated financial statements appearing elsewhere in this Offering Circular have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At June 30, 2017, however, we had cash of approximately $201,707, a working capital deficit of approximately $219,249 and a stockholders’ deficit of approximately $564,145. We have generated minimal revenues and have incurred net losses since inception. These conditions raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern.

Since inception, our principal sources of operating funds have been cash proceeds from the issuance of a convertible note payable, sale of common stock and series A convertible preferred stock. In anticipation that we would not have current cash on hand to fund our operations through September 30, 2017, we have reduced our operating expenses. Therefore, we will need to raise additional capital in order to meet our obligations and execute our business plan for at least the next twelve-month period thereafter. There can be no assurance that financing will be available when needed or that management will be able to obtain such financing on acceptable terms. If we are unable to raise sufficient additional funds, we will have to develop and implement a plan to extend payables, reduce overhead or scale back our business plan until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

Convertible Notes Payable

During 2017, 2016 and 2015 the Company completed private placements of its convertible promissory notes (2017 and 2016 note placements collectively, “2016 Notes” and 2015 note placements “2015 Notes”) with approximately thirty accredited investors (“Holders”), totaling $460,000, $738,000 and $479,000, in 2017, 2016 and 2015, respectively. The Notes accrue interest at a rate of 7.5% per annum and are due and payable on the second-year anniversary of the purchase date. The notes become due and payable ranging from January 4, 2017 through April 2019, with $125,000, $195,000 and $268,000 maturing in 2017, 2018 and 2019, respectively.

In the event that the Company issues and sells shares of the Company’s equity securities (“Equity Securities”) to investors (the “Investors”) on or before the date of the repayment in full of the Notes in an equity financing resulting in gross proceeds to the Company of at least one million dollars ($1,000,000) (not including the conversion of the Notes), then the outstanding principal amount of the Notes, together with all unpaid accrued interest thereon, shall automatically convert in whole without any action by the Holders into such Equity Securities at a conversion price equal to eighty percent (80.0%) of the per-share price paid by the Investors for such Equity Securities and otherwise on the same terms and conditions applicable to the Investors.

Based upon the online sales of our Series A-1 Preferred Stock to date, we do not anticipate raising at least one million dollars ($1,000,000) under Series A-1 Preferred Stock Offering. Thus, the Holders of those Convertible Notes, in their sole option, may, effective as of the maturity date, elect either to: (i) allow the Convertible Notes to remain outstanding, with interest continuing to accrue; or (ii) convert the then-outstanding principal amount and any unpaid accrued interest thereon into shares of our common stock at a conversion price equal to the quotient of (a) in the case of the 2015 Notes, four million dollars ($4,000,000), and (b) in the case of the 2016 Notes, eight million dollars ($8,000,000), divided by the aggregate number of shares of our common stock outstanding at such time (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Convertible Notes) plus any unallocated shares under our equity incentive plan, or, based upon the shares outstanding as of June 30, 2017, $0.48 per share and $0.97, respectively, based on the current number of shares outstanding (the “Voluntary Conversion Valuation Cap”).

In the event that the Company consummates a change of control of the Company prior to the conversion or repayment in full of the Notes, the Holders, may elect to either: (i) require the Company to pay the Holders in cash an aggregate amount equal to the sum of (A) one-and-one-half times (1.5x) the aggregate principal amount of the Notes then-outstanding and (B) all unpaid accrued interest thereon; or (ii) convert the aggregate principal amount of the Notes then-outstanding, together with all unpaid accrued interest thereon, into shares of common stock of the Company at a conversion price equal to the quotient of eight million dollars ($8,000,000) divided by the aggregate number of outstanding shares of the Company’s common stock as of immediately prior to such change of control (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes. The Company will give the Holders at least twenty (20) days’ prior written notice of the anticipated closing date of such Change of Control (provided that such notice may be waived in writing at the election of the Requisite Holders).

In the event that neither of the two above occurs prior to the maturity date, then the Holders, in their sole option and upon written notice to the Company made at least five (5) days prior to the maturity date, may, effective as of the maturity date, elect to either: (i) allow the Notes to remain outstanding, with interest continuing to accrue as provided under this Note; or (ii) convert the then-outstanding principal amount and any unpaid accrued interest thereon into shares of the Company’s common stock at a conversion price equal to the quotient of four million dollars ($4,000,000) divided by the aggregate number of shares of the Company’s common stock outstanding at such time (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes) plus any unallocated shares under the Company’s equity incentive plan (the “Equity Plan”). In the event that Holders elect to allow the Notes to remain outstanding after the maturity date, the Holders may, at any time after the maturity date, and upon at least five (5) days’ prior written notice to the Company, elect to convert the outstanding principal amount and any unpaid accrued interest thereon into shares of the Company’s common stock at a conversion price equal to the quotient of four million dollars ($4,000,000) divided by the aggregate number of shares of the Company’s common stock outstanding at the time of such notice (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes) plus any unallocated shares under the Equity Plan). In the event the Holders do not timely make an election pursuant to this provision, the Notes shall remain outstanding, with interest continuing to accrue as provided under the Notes. Notwithstanding the foregoing, to the extent the Company consummates an equity financing transaction after Holder has converted the then-outstanding principal amount and any unpaid accrued interest thereon into shares of the Company’s common stock the Holders shall, at the time of such post-conversion financing, have the right to exchange such shares of the Company’s common stock into the same class or series of securities issued in the post-conversion financing (and on the same terms and conditions as such post-conversion financing), based on the then-outstanding principal amount and accrued and unpaid interest under the Notes at the time of the conversion of such amounts into shares of the Company’s Common Stock.

The 2016 Notes differ from the 2015 Notes in the following respects: (i) they become due and payable between April 2018 and December 2018; (ii) in the event that the Company issues and sells shares of the Company’s Equity Securities to Investors on or before the date of the repayment in full of the 2016 Notes in an equity financing resulting in gross proceeds to us of at least one million dollars ($1,000,000) (not including the conversion of the 2016 Notes), then the outstanding principal amount of the 2016 Notes, together with all unpaid accrued interest thereon, shall automatically convert in whole without any action by the Holders into such Equity Securities at a conversion price equal to the lesser of (A) eighty percent (80.0%) of the per-share price paid by the Investors for such Equity Securities, or (B) the price equal to the quotient of ten million dollars ($10,000,000.00) divided by the aggregate number of outstanding shares of common stock of the Company as of immediately prior to the initial closing of the qualified financing (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes), and in each case, otherwise on the same terms and conditions applicable to the Investors; and (iii) the Change of Control Valuation Cap is ten million dollars ($10,000,000); and the Voluntary Conversion Valuation Cap is eight million dollars ($8,000,000).

During the six months ended June 30, 2017, $1,107,167 and accrued interest were converted into 784,701 shares of series A-1 preferred stock and 26,392 shares of common stock.

If we consummate an equity financing transaction after a Holder has converted the Convertible Note into shares of our common stock, the Holder shall, at the time of such post-conversion financing, have the right to exchange such shares of our common stock into the same class or series of securities issued in the post-conversion financing (and on the same terms and conditions as such post-conversion financing), based on the then-outstanding principal amount and accrued and unpaid interest under the Notes at the time of the conversion of such amounts into shares of our common stock.

Credit Facilities

Currently, we do not have any credit facilities with lending institutions, nor other access to bank credit.

Capital Expenditures

We have no contractual obligations for ongoing capital expenditures at this time. We do, however, purchase equipment and software necessary to conduct our operations on an as needed basis.

Contractual Obligations, Commitments and Contingencies

We do not have any material ongoing contracts that extend beyond a one-year period or which are not cancellable sooner. We lease our current office space on a month-to-month basis. We have no material contingent obligations.

Material Weaknesses

In connection with the audits of our financial statements for the years ended December 31, 2016, 2015 and the prior period ended December 31, 2014 (inception year), our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses relate to the absence of internal accounting personnel with the ability to properly account for complex transactions and a lack of separation of duties between accounting and other functions.

We hired a consulting firm to advise on technical issues related to United States Generally Accepted Accounting Principles as related to the maintenance of our accounting books and records and the preparation of our financial statements. Although we are aware of the risks associated with not having dedicated accounting personnel, we also are at an early stage in the development of our business. We anticipate expanding our accounting functions with dedicated staff, and improving our internal accounting procedures and separation of duties when we can absorb the costs of such expansion and improvement with additional capital resources. In the meantime, management will continue to observe and assess our internal accounting function and make necessary improvements whenever they may be required.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Operating results for the six months ended June 30, 2017 are not necessarily indicative of the results that can be expected for the year ending December 31, 2017.

NEW MEDIA TRADER, INC.

Unaudited Condensed Balance Sheets

As of June 30,

	2017	2016

Assets
Current Assets
Cash and cash equivalents	$201,707	$170,132
Prepaid expenses and other current assets	20,688	–
Total current assets	212,395	170,132
Computer Equipment, net of accumulated depreciation of $9,049 and $2,584	8,104	14,569
Total Assets	$230,499	$184,701

Liabilities and Stockholders’ Deficit
Current Liabilities
Accounts payable and accrued expenses	$93,310	$199,914
Deferred compensation expense	113,334	–
Convertible notes payable, current portion	225,000	259,167
Total current liabilities	431,644	459,081
Convertible notes payable, less current portion	363,000	453,000
Total Liabilities	794,644	912,081

Stockholders’ Deficit
Series A convertible preferred stock, par value $0.0001, 2,138,078 shares authorized, 2,138,078 issued and outstanding	214	$214
Series A-1 convertible preferred stock, par value $0.0001, 5,300,000 shares authorized, 805,516 issued and outstanding	81	–
Common stock, par value $0.0001, 13,300,000 shares authorized, 5,303,764 and 5,127,906 shares issued and outstanding, respectively	530	512
Additional paid-in capital	2,028,990	797,090
Accumulated deficit	(2,570,765)	(1,525,196)
Total stockholders’ deficit	(564,145)	(727,380)
Total liabilities and stockholders’ deficit	$230,499	$184,701

(The accompanying notes are an integral part of these financial statements)

NEW MEDIA TRADER, INC

Unaudited Condensed Statements of Operations

For the Six Months Ended June 30,

	2017	2016
Revenues, net	$1,429	$66
Cost of revenues	(3,192)	(2)
Technology and development	(112,658)	(143,899)
Depreciation	(1,715)	(742)
General and administrative expenses	(429,735)	233,072)
Loss from operations	(545,871)	(377,649)
Other income expenses
Interest expense	(37,454)	(21,023)
Loss before provision for income taxes	(583,325)	(398,672)
Provision for income taxes	–	–
Net loss	$(583,325)	$(398,672)

(The accompanying notes are an integral part of these financial statements)

New Media Trader, Inc.
Unaudited Statements of Cash Flows

For the Six Months Ended June 30,

	2017	2016
Cash Flows from Operating Activities
Net loss	$(583,325)	$(398,672)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	1,715	742
Stock based compensation expense	(8,203)	6,640
Notes issued for services	18,000
Changes in operating assets and liabilities
Accounts receivable		25,000
Prepaid expenses and other current assets	(20,688)
Accounts payable and accrued liabilities	(53,460)	120,622
Net Cash Used in Operating Activities	(645,961)	(245,668)

Cash Flows from Investing Activities
Net Cash Used in Investing Activities	–	–

Cash Flows from Financing Activities
Proceeds from issuance of convertible notes payable	460,000	233,000
Proceeds of stock issuance, net	118,259	–
Net Cash Provided by Financing Activities	578,259	233,000

Net (decrease) increase in Cash	(67,702)	(12,668)
Cash, Beginning of Period	269,409	182,800

Cash, End of Period	$201,707	$170,132

Supplemental disclosure of cash flow information:
Cash paid for interest	$–	$–
Cash paid for income taxes	$–	$–

Conversion of 7.5% notes into 26,392 and 792,851 shares of common stock and Series A-1 preferred stock, respectively

(The accompanying notes are an integral part of these financial statements)

New Media Trader, Inc.
Notes to Financial Statements

For the Six Months Ended June 30, 2017

NOTE 1 – Nature of Business and Significant Accounting Policies

Company and Nature of the Business

New Media Trader, Inc. dba Social Blue Book (the “Company” or “We”) was incorporated in the State of Delaware on January 2, 2014. The Company operates the website, socialbluebook.com which offers a financial analysis of how much a transaction is worth when an advertiser approaches a social media content creator about using their social media platforms (e.g., You Tube, Facebook, and Twitter) for product placements and other forms of native advertising. Creators connect their social platforms to the Company’s assessment tools, and the Company’s proprietary algorithms calculate a dollar value that the parties to a promotion transaction then use as a documented basis for their negotiations. The Company calculates a suggested price that a content creator can use as a starting point in negotiations with a brand or agency. The Company’s price analysis takes into account key factors such as the demographic reach, viewership, engagement, and genre.

Recently, the Company released a beta version of its creator marketplace for advertisers, brands and agencies. The proprietary marketplace platform allows brands and agencies to search through the Company’s database of content creators and obtain their prices (values based on the company’s algorithms), as well as other essential demographic data for advertising or marketing campaigns. When they locate creators on the Company’s website that are of interest, they then can use the Company’s portal to invite them to participate in campaigns. The Company has also created a payment platform for advertisers, brands and agencies to pay the content providers. Successfully executed campaigns can utilize Social Blue Book’s (“SBB”) direct deposit payment method, and the Company charges a fee for the transaction. The Company is headquartered in Los Angeles, California.

Financial Statement Presentation and basis of presentation

The accompanying unaudited condensed financial statements and notes are representations of the Company’s management, who are responsible for their integrity and objectivity. These statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and disclosures required by GAAP for annual financial statements. In the opinion of management, such statements include all adjustments (consisting only of normal recurring items) that are considered necessary for a fair presentation of the condensed financial statements of the Company as of June 30, 2017 and 2016 and for the six months then ended. The results of operations for the six months ended June 30, 2017 are not necessarily indicative of the operating results for the full year ended December 31, 2017, or any other period. These condensed financial statements should be read in conjunction with the audited financial statements and related disclosures of the Company as of December 31, 2016 and 2015 and for the years then ended.

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures.

The accompanying unaudited condensed financial statements and notes are representations of the Company’s management, who are responsible for their integrity and objectivity. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements, which requires management to make estimates and assumptions that affect reported amounts and related disclosures.

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated sufficient revenue and has funded its operating losses through the sale of common stock and the issuance of debt. The Company has a limited operating history and its prospects are subject to risks, expenses and uncertainties frequently encountered by companies in the industry.

In the course of its development activities, the Company has sustained and continues to sustain losses. The Company cannot predict if or when the Company will generate profits. Since inception the Company has generated cumulative net losses of approximately $2,571,000.

The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern depends on it obtaining adequate capital to fund operating losses until it becomes profitable. Management plans to continue as a going concern to achieve a profitable level of operations include generating cash through increased product sales, reducing planned expenditures, if necessary, and raising capital from investors.

While management plans to take the steps necessary to extend the time period over which the then-available resources would be able to fund the operations, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. Additionally, there can be no assurance that, if such efforts are successful, the terms and conditions of such financing will be favorable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

During the six months ended June 30, 2017, the Company obtained cash for working capital totaling approximately $460,000 in connection with issuances of convertible promissory notes. During 2016, the Company obtained cash for working capital totaling approximately $738,000 in connection with issuances of convertible promissory notes. During 2015, the Company obtained capital for working capital need totaling approximately $479,000 in connection with issuances of its series A convertible preferred stock. During the six months ended June 20. 2017, the Company launched its series A-1 preferred stock offering and raised approximately $61,000.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish its plans and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of assets and/or liabilities that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of revenue and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. In addition, any change in these estimates or their related assumptions could have an adverse effect on our operating results. Key estimates include: valuation of derivative liabilities and valuation of deferred tax assets and liabilities.

Certain Risks and Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, and accounts receivable. Accounts receivable are typically unsecured and are derived from advertising revenue earned from advertising customers for delivering ad impressions on our platform and from billings to ad networks that represent advertising customers. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Although typical payment terms for online adverting industry are slow, historically, write-off losses have been minimal and within management’s expectations. For both December 31, 2016 and 2015, the allowance for doubtful accounts was nil.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less at the date of purchase are considered to be cash equivalents. The Company may, from time to time, have deposits in one financial institution that exceeds the federally insured amount.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at invoiced amounts and generally do not bear interest. An allowance for doubtful accounts is established, as necessary, based on past experience and other factors, which, in management’s judgment, deserve current recognition in estimating bad debts. Such factors include growth and composition of accounts receivable, the relationship of the allowance for doubtful accounts to accounts receivable and current economic conditions. The determination of the collectability of amounts due from customer accounts requires the Company to make judgments regarding future events and trends. Allowances for doubtful accounts are determined based on assessing the Company’s portfolio on an individual customer and on an overall basis. This process consists of a review of historical collection experience, current aging status of the customer accounts, and the financial condition of the Company’s customers.

Computer Equipment

Computer equipment is stated at cost. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings. For financial statement purposes, computer equipment is recorded at cost and depreciated using the straight-line method over their estimated useful lives, which is generally five years. Upon sale or retirement of assets, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Platform Technology and Development Expenses

Costs for technology, including predevelopment efforts prior to establishing technological feasibility of our platform are expensed as incurred.

Development costs are capitalized when technological feasibility has been established and anticipated future revenues support the recoverability of the capitalized amounts. Capitalization stops when the product is available for general release to customers. Due to the short time period between achieving technological feasibility and product release and the insignificant amount of costs incurred during such periods, the Company has not capitalized any software development, and have expensed these costs as incurred.

Fair Value Measurement

The accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures.

ASC Topic 820 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 - inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.

On a Recurring Basis:

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability. The Company has determined that the convertible debt instruments outstanding as of the date of these financial statements include an exercise price “reset” adjustment that qualifies as derivative financial instruments under the provisions of ASC 815-40, Derivatives and Hedging - Contracts in an Entity’s Own Stock (“ASC 815-40”).

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company uses the Black-Scholes Option Pricing Model to value the derivative instruments. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Based on the Company’s analysis the embedded features of the convertible notes payable and series A convertible preferred stock are not considered to be derivative liabilities.

Revenue Recognition

The Company derives its revenue when a brand or an agency pays a fee to social media content creator. The Company charges the social media content creator for a fee for each transaction entered into with a brand or agency.

Revenue is recognized when services have been provided and persuasive evidence of an arrangement exists, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Generally, the Company does not provide its customers with a contractual right of return. Management believes that all relevant criteria and conditions are considered when recognizing revenue.

Accounting for Stock-Based Compensation

Share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the employee’s service period. The Company recognizes compensation expense on a straight-line basis over the requisite service period of the award.

The Company has determined that the Black-Scholes Option Pricing Model is the most appropriate method for determining the estimated fair value for stock options or warrants. The Black-Scholes Model requires the use of highly subjective and complex assumptions that determine the fair value of share-based awards, including the equity instrument’s expected term and the price volatility of the underlying stock.

Equity instruments issued to nonemployees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest.

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The Company must assess the likelihood that the Company’s deferred tax assets will be recovered from future taxable income, and to the extent the Company believes that recovery is not likely, a valuation allowance is recognized. Management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against the net deferred tax assets. The Company has recorded a full valuation allowance as of December 31, 2016 and 2015. Based on the available evidence, the Company believes it is more likely than not, that it will not be able to utilize its deferred tax assets in the future. The Company intends to maintain valuation allowances until sufficient evidence exists to support the reversal of such valuation allowances. Management makes estimates and judgments about the Company’s future taxable income that is based on assumptions that are consistent with management’s plans. Should the actual amounts differ from the estimates, the carrying value of the Company’s deferred tax assets could be materially impacted.

The Company recognizes in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of operating expense. The Company does not believe there are any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date. There were no penalties or interest liabilities accrued as of December 31, 2016 or 2015, nor were any penalties or interest costs included in expense for 2016 and 2015.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the six months ended June 30, 2017 and 2016, the Company had no comprehensive income or loss transactions.

Commitments and Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, environment liability and tax matters. An accrual for a loss contingency is recognized when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated.

Recent Accounting Pronouncements

In February 2017, the FASB issued ASU 2017-05, “Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Topic 610-20)”, which clarifies the scope and application of ASC Topic 610-20 on accounting for the sale or transfer of nonfinancial assets, that is an asset with physical value, such as real estate, equipment, intangibles or similar property. ASU 2017-05 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. We have not yet evaluated the impact of the adoption of this accounting standard on our financial position, results of operations, cash flows, or presentation thereof.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04, Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 simplifies the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. ASU 2017-04 is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019, and should be applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In January 2017, the FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments – Equity Method and Joint Ventures (Topic 323)” which amends the Codification to incorporate SEC staff views regarding recently issued accounting standards and investments in qualified affordable housing projects. The guidance requires registrants to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. ASU 2017-03 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years with early adoption permitted for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. We do not expect the adoption of ASU 2017-03 to have a material impact our financial position, results of operations, cash flows, or presentation thereof.

In January 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-01, Clarifying the Definition of a Business (“ASU 2017-01”). The standard clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions of assets or businesses. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Under ASU 2017-01, to be considered a business, the assets in the transaction need to include an input and a substantive process that together significantly contribute to the ability to create outputs. Prior to the adoption of the new guidance, an acquisition or disposition would be considered a business if there were inputs, as well as processes that when applied to those inputs had the ability to create outputs. Early adoption is permitted for certain transactions. Adoption of ASU 2017-01 may have a material impact on the Company’s consolidated financial statements if it enters into future business combinations.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). This ASU requires changes in the presentation of certain items in the statement of cash flows including but not limited to debt prepayment or debt extinguishment costs; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies and distributions received from equity method investees. This guidance will be effective for annual periods and interim periods within those annual periods beginning after December 15, 2017, will require adoption on a retrospective basis and will be effective for the Company on January 1, 2018. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments within this ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Entities may early adopt the amendments within this ASU but not prior to the fiscal years beginning after December 15, 2018, including the interim periods within those fiscal years. An entity will apply the amendments in this ASU through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). However, a prospective transition approach is required for debt securities for which an other-than-temporary impairment had been recognized before the effective date. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which requires companies leasing assets to recognize on their balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on contracts longer than one year. The lessee is permitted to make an accounting policy election to not recognize lease assets and lease liabilities for short-term leases. How leases are recorded on the balance sheet represents a significant change from previous GAAP guidance in Topic 840. ASU 2016-02 maintains a distinction between finance leases and operating leases similar to the distinction under previous lease guidance for capital leases and operating leases. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position. ASU 2016-02 is effective for fiscal periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, issued as a new Topic, ASC Topic 606. The new revenue recognition standard supersedes all existing revenue recognition guidance. Under this ASU, an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2015-14, issued in August 2015, deferred the effective date of ASU 2014-09 to the first quarter of 2018, with early adoption permitted in the first quarter of 2017. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its consolidated results of operations, cash flows and financial position.

In March, April, May, and December 2016, the FASB issued the following updates, respectively, to provide supplemental adoption guidance and clarification to ASU 2014-09. These standards must be adopted concurrently upon the adoption of ASU 2014-09. The Company is currently evaluating the potential effects of adopting the provisions of these updates.

●	ASU No. 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net);
●	ASU No. 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing;
●	ASU No. 2016-12, Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical
●	Expedients; and
●	ASU No. 2016-19, Technical Corrections and Improvements

The Company continually assess any new accounting pronouncements to determine their applicability. Where it is determined that a new accounting pronouncement affects the Company’s financial reporting, management undertakes a study to determine the consequence of the change to the Company’s financial statements and assure that there are proper controls in place to ascertain that the financial statements properly reflect the change. The Company has evaluated all other GAAP pronouncements issued through the date the financials were issued and believe that the adoption of these will not have a material impact on the Company’s financial statements.

NOTE 2 – CONVERTIBLE NOTES PAYABLE

During 2017, 2016 and 2015 the Company completed private placements of its convertible promissory notes (2017 and 2016 note placements collectively, “2016 Notes” and 2015 note placements “2015 Notes”) with approximately thirty accredited investors (“Holders”), totaling $460,000, $738,000 and $479,000, in 2017, 2016 and 2015 respectively. The Notes accrue interest at a rate of 7.5% per annum and are due and payable on the second-year anniversary of the purchase date. The notes become due and payable ranging from January 4, 2017 through April 2019, with $125,000, $195,000 and $268,000 maturing in 2017, 2018 and 2019, respectively. The Notes were originally convertible into the Company’s common stock, as follows:

In the event that the Company issues and sells shares of the Company’s equity securities (“Equity Securities”) to investors (the “Investors”) on or before the date of the repayment in full of the Notes in an equity financing resulting in gross proceeds to the Company of at least one million dollars ($1,000,000) (not including the conversion of the Notes), then the outstanding principal amount of the Notes, together with all unpaid accrued interest thereon, shall automatically convert in whole without any action by the Holders into such Equity Securities at a conversion price equal to eighty percent (80.0%) of the per-share price paid by the Investors for such Equity Securities and otherwise on the same terms and conditions applicable to the Investors.

In the event that the Company consummates a change of control of the Company prior to the conversion or repayment in full of the Notes, the Holders, may elect to either: (i) require the Company to pay the Holders in cash an aggregate amount equal to the sum of (A) one-and-one-half times (1.5x) the aggregate principal amount of the Notes then-outstanding and (B) all unpaid accrued interest thereon; or (ii) convert the aggregate principal amount of the Notes then-outstanding, together with all unpaid accrued interest thereon, into shares of common stock of the Company at a conversion price equal to the quotient of eight million dollars ($8,000,000) divided by the aggregate number of outstanding shares of the Company’s common stock as of immediately prior to such change of control (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes. The Company will give the Holders at least twenty (20) days’ prior written notice of the anticipated closing date of such Change of Control (provided that such notice may be waived in writing at the election of the Requisite Holders).

In the event that neither of the two above occurs prior to the maturity date, then the Holders, in their sole option and upon written notice to the Company made at least five (5) days prior to the maturity date, may, effective as of the maturity date, elect to either: (i) allow the Notes to remain outstanding, with interest continuing to accrue as provided under this Note; or (ii) convert the then-outstanding principal amount and any unpaid accrued interest thereon into shares of the Company’s common stock at a conversion price equal to the quotient of four million dollars ($4,000,000) divided by the aggregate number of shares of the Company’s common stock outstanding at such time (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes) plus any unallocated shares under the Company’s equity incentive plan (the “Equity Plan”). In the event that Holders elect to allow the Notes to remain outstanding after the maturity date, the Holders may, at any time after the maturity date, and upon at least five (5) days’ prior written notice to the Company, elect to convert the outstanding principal amount and any unpaid accrued interest thereon into shares of the Company’s common stock at a conversion price equal to the quotient of four million dollars ($4,000,000) divided by the aggregate number of shares of the Company’s common stock outstanding at the time of such notice (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes) plus any unallocated shares under the Equity Plan). In the event the Holders do not timely make an election pursuant to this provision, the Notes shall remain outstanding, with interest continuing to accrue as provided under the Notes. Notwithstanding the foregoing, to the extent the Company consummates an equity financing transaction after Holder has converted the then-outstanding principal amount and any unpaid accrued interest thereon into shares of the Company’s common stock the Holders shall, at the time of such post-conversion financing, have the right to exchange such shares of the Company’s common stock into the same class or series of securities issued in the post-conversion financing (and on the same terms and conditions as such post-conversion financing), based on the then-outstanding principal amount and accrued and unpaid interest under the Notes at the time of the conversion of such amounts into shares of the Company’s Common Stock.

The 2016 Notes differ from the 2015 Notes in the following respects: (i) they become due and payable between April 2018 and December 2018; (ii) in the event that the Company issues and sells shares of the Company’s Equity Securities to Investors on or before the date of the repayment in full of the 2016 Notes in an equity financing resulting in gross proceeds to us of at least one million dollars ($1,000,000) (not including the conversion of the 2016 Notes), then the outstanding principal amount of the 2016 Notes, together with all unpaid accrued interest thereon, shall automatically convert in whole without any action by the Holders into such Equity Securities at a conversion price equal to the lesser of (A) eighty percent (80.0%) of the per-share price paid by the Investors for such Equity Securities, or (B) the price equal to the quotient of ten million dollars ($10,000,000.00) divided by the aggregate number of outstanding shares of common stock of the Company as of immediately prior to the initial closing of the qualified financing (assuming full conversion or exercise of all options, warrants and other convertible and exercisable securities then outstanding other than the Notes), and in each case, otherwise on the same terms and conditions applicable to the Investors; and (iii) the Change of Control Valuation Cap is ten million dollars ($10,000,000); and the Voluntary Conversion Valuation Cap is eight million dollars ($8,000,000).

In April 2017, the Company amended the promissory note to substitute Series A-1 preferred stock for common stock.

The Company has evaluated the Notes and conversion features in accordance with ASC 815-40 and determined that the embedded conversion features are not considered to be derivative liabilities.

During the six months ended June 30, 2017, $1,107,167 and accrued interest were converted into 784,701 shares of series A-1 preferred stock and 26,392 shares of common stock.

NOTE 3 – EQUITY SECURITIES

The Company is authorized to issue 20,738,078 shares, with a par value of $0.0001 per share, consisting of 13,300,000 shares of common stock and 7,438,078 shares of preferred stock, of which 2,138,078 are designated as series A preferred stock and 5,300,000 are designated as series A-1 preferred stock.

Series A Convertible Preferred Stock

The Company had 2,138,078 shares of series A preferred stock issued and outstanding as of June 30, 2017.

Each share of series A preferred stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of the Company’s common stock as is determined by dividing $0.263414 (the “Original Issue Price”) by the series A conversion price (as defined below) in effect at the time of conversion. The “Series A Conversion Price” shall initially be equal to the Original Issue Price, which initial Series A Conversion Price, and the rate at which shares of series A preferred stock may be converted into shares of common stock, is subject to adjustment as provided in this Restated Certificate.

Also, in the case of a liquidation, dissolution, or winding up of the Company, the conversion rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of series A preferred stock.

Series A-1 Preferred Stock

The Company had 806,516 shares of series A-1 preferred stock issued and outstanding as of June 30, 2017.

In conjunction with the sale of our series A-1 stock offering, as described below, certain of the 2015 and 2016 Notes holders elected to convert their principal and accrued interest into the offering. As of June 30, 2017, the Notes holders converted principal and accrued interest of approximately $1,183,715 for 784,101 shares of series A-1 preferred stock.

The series A-1 preferred stock has the rights and privileges over the Company’s common stock with respect to distribution of dividends and distribution of proceeds in the event of a liquidation, dissolution, or winding up of our business, as further described below. Holders of the series A-1 preferred stock will have the right to convert their shares to common stock at any time, and will be automatically converted to common stock upon the closing of a firm-commitment underwritten registered public offering of our common stock as described in the Amended and Restated Certificate of Incorporation. The conversion rate may change from time to time if we complete a stock split, reorganization, recapitalization, or the like, but the initial conversion rate will be one-to-one. The conversion rate of the series A-1 preferred stock will not be adjusted as a result of future issuances of our capital stock below the offering price of the series A-1 preferred stock.

The series A-1 preferred stock is non-voting except as required by law. Holders of the series A-1 preferred stock will be bound by a Subscription Agreement, which includes certain representations and warranties that are made by the investor, indemnification obligations in the event the investor makes any false representation or warranty or fails to comply with any covenant in the Subscription Agreement or related documents, a drag-along obligation in the event of a sale of the Company, pursuant to which the investor agrees to support a sale of the Company, a market stand-off agreement, pursuant to which the Investor may not transfer shares for a 180-day period following an initial public offering, and certain conditions to transfer of the shares, including agreement of the transferee to be bound by the terms of the Subscription Agreement.

In addition, the shares are subject to certain restrictions on transferability pursuant to the securities laws. The Company may require an opinion of counsel, reasonably satisfactory to the Company, that such offer, sale or transfer complies with the Securities Act of 1933 and any applicable state securities laws.

In the event of our liquidation, dissolution, or winding up, holders of our series A-1 preferred stock will be entitled to receive, prior and in preference to the holders of the common stock, an amount per share equal to the price per share in this offering (subject to adjustment for stock splits, reorganizations, and the like). If the assets of the Company are insufficient to pay all holders of series A-1 preferred stock, amounts distributed will be reduced pro rata in proportion to the amounts each holder of series A-1 preferred stock would otherwise be entitled.

Holders of our Preferred Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. Series A-1 preferred stock will receive dividends, if any, in preference to the holders of common stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future. Holders of series A-1 preferred stock do not, by virtue thereof, have any rights of first offer with respect to future issuances of Company capital stock, rights to require the Company to redeem the series A-1 preferred stock, rights to demand registration of the series A-1 preferred stock, or rights to receive certain information described in the Company’s Investors’ Rights Agreement. Certain, but not all, of the foregoing rights are provided to certain holders of Series A Preferred Stock.

Common Stock

On May 14, 2015, the Company issued 159,848 shares of the Company’s common stock for services rendered by its founders. The shares were valued at $15,186, the then fair market value of the Company’s common stock. The fair value was determined by an independent third-party valuation firm.

Employee Equity Incentive Awards

In 2014, the Company adopted the “2014 Long-Term Incentive Plan” (the “Plan”). The Plan authorized 1,060,000 shares of the Company’s common stock (the “Shares”) to be granted as either restricted stock or stock options, at the discretion of the Board of Directors or Compensation Committee, whichever exists at the time of grant. The Company grants awards at exercise prices or strike prices that are equal to the market price of its common stock on the date of grant.

For all share-based awards, the GAAP guidance requires that the Company measure compensation costs related to its share-based payment transactions at fair value on the grant date and that it recognize those costs in the financial statements over the vesting period during which the employee provides service in exchange for the award.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company rents office space on a month to month term from a majority shareholder, officer and director of the Company. During 2016 and 2015, the Company incurred rent expense with the shareholder of approximately $21,000 and $16,000, respectively.

During 2016, the Company entered into deferred compensation agreements with the Company’s founders (“Founders”) related to the payment of compensation. The Founders agreed to defer a portion of their compensation until (i) the date that the Company issues and sells shares of its equity securities and/or convertible promissory notes in a financing or series of financings resulting in aggregate gross proceeds received by the Company of at least one million dollars ($1,000,000.00) and (ii) such other date determined by the Founders (the earlier of such date, the “Deferral Termination Date” and the period of time between the effective date and the Deferral Termination Date, the “Deferral Period”). As of June 30,2017, the Founders deferred approximately $113,000 of deferred compensation expense which is accrued for.

NOTE 6 – SUBSEQUENT EVENTS

In accordance with ASC 855, “Subsequent Events”, the Company has evaluated all subsequent events through November 29, 2017, the date the financial statements were available to be issued.

As of June 30, 2017, the Company has received approximately $8,534 in commitments for 2,862 shares of series A-1 preferred stock.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Media Trader, Inc.

/s/ Samuel Michie
By Samuel Michie, President

Date: April 30, 2018